

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Heer Hsiao
President and Chief Executive Officer
GIA Investments Corp
c/o How2gopublic.com
4790 Caughlin Parkway, Suite 387
Reno, Nevada 89519

> **Re: GIA Investments Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 20, 2011**
> **File No. 333-169955**

Dear Mr. Hsaio:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 from our letter dated November 10, 2010, including your reference to Release No. 33-6932, which also states that the Commission will scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan in an effort to avoid the application of Rule 419. With respect to your statement that you "have not indicated in any manner whatsoever" that you intend to engage in a merger or acquisition with an unidentified company, we note that your original registration statement indicated in a clear and unambiguous manner at pages 4, 8, 14, 29, and 31 that your plan is to acquire or merge with a business in China. Please revise to comply with Rule 419.

The Offering, page 5

2.   We note your response to comment 6 from our letter dated November 10, 2010. Your
        revised disclosure regarding reliance on Regulation S at page 5, as well as your original,
        identical disclosure at page 42, continues to conflict with your disclosure elsewhere, such as
        at pages 16 and 43, where you state that you relied on Rule 506 of Regulation D and filed a
        Form D. Please revise for consistency. If you believe multiple exemptions from
        registration existed, please indicate this.

Risk Factors, page 7

It May Be Difficult to Enforce Judgments or Bring Actions . . ., page 7

3.   We note your new risk factor added in response to comment 8 from our letter dated
        November 10, 2011. Please expand this risk factor to address that it will be difficult or
        impossible to effect service of process on Mr. Hsiao and to enforce judgments against him,
        as he does not reside in the United States. In addition, it does not appear that these
        limitations apply exclusively to lawsuits based on federal securities laws, as your disclosure
        suggests. Please revise.

Regulations Relating to the Establishment of an Offshore Special Purpose Vehicle . . ., page 8

4.   We note your response to comment 9 from our letter dated November 10, 2011. Please
        revise the text of this risk factor to address the risks discussed in the caption. In addition,
        we note your statement that your "planned local operation subsidiary (both WFOE and Joint
        Venture) is categorized as encouraged." However, assisting "small to medium sized Asian
        companies enter the US equity markets," which is how you describe your business plan at
        page 15, does not appear to be an encouraged activity, so it is not clear how this would
        apply to your company. Please advise or revise.

A Failure to Manage Our Growth Effectively, page 10

5.   We note your response to comment 12 from our letter dated November 10, 2010, and we
        reissue such comment to the extent that you should clarify or delete your statement that
        your "plans call for a significant increase in the growth of China."

Description of Our Business, page 15

6.   We note your response to comment 15 from our letter dated November 10, 2010, as well as your revised disclosure that states you plan to "put a team of bi-lingual professionals together" and offer a turnkey "package" of services to assist Asian companies in entering the US equity markets through an OTCBB "listing." Please revise to describe what specific services you are planning to offer and the estimated types and sizes of the "various fees" that you plan to charge. This comment also applies to your management's discussion and analysis on page 32. In addition, please remove references to "listing," as securities are not listed on the OTCBB.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief